EXHIBIT 12 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		2016	2015	2014	2013	2012

	Earnings:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$409,194	$276,936	$180,598	$106,306	$104,061
Add:	Interest expense	111,103	131,384	147,094	123,485	99,283
	Depreciation expense on capitalized interest	2,023	1,929	1,849	1,800	1,639
	Amortization of deferred financing costs	3,974	4,395	4,793	3,630	4,080

	Earnings	$526,294	$414,644	$334,334	$235,221	$209,063

	Fixed charges:
	Interest expense	$111,103	$131,384	$147,094	$123,485	$99,283
	Amortization of deferred financing charges	3,974	4,395	4,793	3,630	4,080
	Capitalized interest	24,138	16,677	13,196	9,618	9,919

	Fixed charges	139,215	152,456	165,083	136,733	113,282

	Preferred unit distributions	472	472	472	2,119	9,902

	Combined fixed charges	$139,687	$152,928	$165,555	$138,852	$123,184

	Ratio of earnings to fixed charges	3.78	2.72	2.03	1.72	1.85

	Ratio of earnings to combined fixed charges	3.77	2.71	2.02	1.69	1.70